August 3, 2012

Larry Spirgel

Assistant Director

Telephone Number: 202. 551.3810

Re:

Line Up Advertisement, Inc.

Registration Statement on form S-1

Filed July 6, 2012

File No. 333-182566

Dear Mr. Spirgel:

Thank you for your letter dated July 30, 2012. Regarding your comments, please find in the following pages the answers for the comments.

General

1.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company has no supplementary written material it would supply to potential investors that are qualified institutional buyers or institutional accredited investors. The company has no plans to “test the waters” in reliance of Section 5(d) of the Securities Act prior to the approval of its registration statement. The Company has no research reports or supplementary documents that would be distributed in reliance of section 2(a)(3) of the Securities Act of 1933 added by section 105(a) of the Jump Our Business Startups Act,  no broker or dealer will be participating in the Company’s offering.

Prospectus Cover Page, page 3

2.  We note that there is no minimum amount of common stock that must be sold by the company. Please clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

•

has not received enough proceeds from the offering to begin operations; and

•

has no market for its shares.

Also include a risk factor that discusses these risks.

We have stated, in the 12th paragraph on page 3, that: “There is no minimum amount of common stock that must be sold by the company. We may receive no proceeds or very minimal proceeds from this offering and potential investors may end up holding shares in a company that has not received enough proceeds from the offering to begin operations; and has no market for its shares.”

We have also included this as the 1st risk factor in Risks Related to This Offering, stating that:

“Because there is no minimum amount of common stock that must be sold by the company in this offering, investors may end up holding shares in a company that has not received enough proceeds from the offering to begin operations and has no market for its shares

There is no minimum amount of common stock that must be sold by the company. We may receive no proceeds or very minimal proceeds from this offering and potential investors may end up holding shares in a company that has not received enough proceeds from the offering to begin operations and has no market for its shares.”

3.

Identify the company as a shell company and highlight the illiquidity of any future trading market until the company is no longer considered a shell company.

We have stated in the 13th paragraph on page 3 that: “LUA is a shell company as defined in Rule 405, because it is a company with nominal operations and it has assets consisting solely of cash and cash equivalents. Accordingly, there will be illiquidity of any future trading market until the company is no longer considered a shell company.”

Summary Information, page 5

4.

Please revise to clarify why you state that your first priority is to keep current your status with the Commission rather than to implement your business plans.

We have revised the first paragraph on page 8, the 5th paragraph on page 21 and the 5th paragraph on page 29 to state that: “We have planned to allocate part of the proceeds to keep our status current with the SEC…”

5.

You state that the sale of at least 25% of the shares would be sufficient to begin implementation of your business plan. State what will happen in the event you do raise that amount. Revise to clarify, here and in your Management’s Discussion and Analysis, exactly what you believe $25,000 in proceeds would permit the company to accomplish. For example, would it enable the company to purchase and place a single television? Would it suffice to maintain operations and your reporting status for 12 months? Do the same for proceeds of 50%, 75% and 100%.

We have amended the 7th paragraph on page 5, 4th paragraph on page 29 and the 5th paragraph on page 43: “LUA believes that the sale of at least 25% of the offered shares herein would allow us to maintain our reporting status with the SEC, implement our Plan of Operations and start generating revenues.” We have also included the tables and paragraph shown below on page 5 and on page 42.

“The tables below show our plan of operations in the 25%, 50%, 75% and 100% sales scenarios:

25% of shares sold

Dollar amount	$25,000

Expenses related to this offering	$ 7,636	Legal, bookkeeper, accounting, EDGARization, Transfer Agent and Printing and SEC registration fee expenses,

Expenses to maintain our reporting status for 12 months after effective date	$14,400	Bookkeeper, accounting, EDGARization and XBRL expenses.
Market Research	$ 550	The Company’s president would be responsible to conduct the Market Research

Equipment Purchase	$ 1,000	We believe that we’d be able to purchase one full set of used TV and outdoor weather proof case

Tests and website development	$ 504	The president would be responsible for the tests and would hire a third party web developer to finalize our website

Secure Contracts with nightclub owners	$ 450	The Company’s president would deal with all negotiations via telephone and internet

Search for local business for initial advertisement	$ 400	The Company’s president would deal with all the negotiations via telephone and internet

Office supplies, Stationery, Telephone, Internet	$ 60	General office expenses

50% of shares sold

Dollar amount	$50,000

Expenses related to this offering	$ 7,636	Legal, bookkeeper, accounting, EDGARization, Transfer Agent and Printing and SEC registration fee expenses,

Expenses to maintain our reporting status for 12 months after effective date	$14,400	Bookkeeper, accounting, EDGARization and XBRL expenses.
Market Research	$10,000	The Company’s president would be responsible to hire an independent Company to perform this task.

Equipment Purchase	$12,000	We believe that we’d be able to purchase between 1 and 8 full sets of TV’s and outdoor weather proof cases

Tests and website development	$ 2,000	We would hire a third party technician to help with the tests and a third party web developer to finalize our website.

Secure Contracts with nightclub owners	$ 1,500	The Company’s president would deal with all negotiations via telephone and internet

Search for local business for initial advertisement	$ 2,300	The Company’s president would deal with all the negotiations via telephone, internet and would hire sub-contracted sales personnel

Office supplies, Stationery, Telephone, Internet	$ 164	General office expenses

75% of shares sold

Dollar amount	$75,000

Expenses related to this offering	$ 7,636	Legal, bookkeeper, accounting, EDGARization, Transfer Agent and Printing and SEC registration fee expenses,

Expenses to maintain our reporting status for 12 months after effective date	$14,400	Bookkeeper, accounting, EDGARization and XBRL expenses.
Market Research	$16,500	The Company’s president would be responsible to hire an independent Company to perform this task.

Equipment Purchase	$25,500	We believe that we’d be able to purchase between 2 and 17 full sets of TV’s and outdoor weather proof cases

Tests and website development	$ 3,500	We would hire third party technicians to help with the tests and a third party web developer to finalize our website.

Secure Contracts with nightclub owners	$ 3,000	The Company’s president would deal with all negotiations via telephone and internet and would hire sub-contracted sales personnel

Search for local business for initial advertisement	$ 3,800	The Company’s president would deal with all the negotiations via telephone, internet and would hire sub-contracted sales personnel

Office supplies, Stationery, Telephone, Internet	$ 664	General office expenses

100% of shares sold

Dollar amount	$100,000

Expenses related to this offering	$ 7,636	Legal, bookkeeper, accounting, EDGARization, Transfer Agent and Printing and SEC registration fee expenses,

Expenses to maintain our reporting status for 12 months after effective date	$14,400	Bookkeeper, accounting, EDGARization and XBRL expenses.
Market Research	$25,000	The Company’s president would be responsible to hire an independent Company to perform this task.

Equipment Purchase	$32,000	We believe that we’d be able to purchase between 3 and 21 full sets of TV’s and outdoor weather proof cases.

Tests and website development	$ 6,500	We would hire third party technicians and/or engineers to help with the tests and a third party web developer to finalize our website.

Secure Contracts with nightclub owners	$ 6,000	The Company’s president would deal with all negotiations in person, via telephone and internet and would hire sub-contracted sales personnel

Search for local business for initial advertisement	$ 7,300	The Company’s president would deal with all the negotiations in person, via telephone and internet and would hire sub-contracted sales personnel

Office supplies, Stationery, Telephone, Internet	$ 1,164	General office expenses”

6.

You state that Mr. Tome will lend “up to $15,000” for a period of twelve months “if no other proceeds are obtained by the Company.” Please revise to clarify under what circumstances Mr. Tome will lend funds to the company. Do the same in the Use of Proceeds section. For example, do you expect that Mr. Tome will lend enough only if less than $15,000 is obtained in proceeds from this offering? Or would he still be willing to lend the full $15,000, as necessary, if $8,000 in proceeds were received?

We have revised our prospectus in the 2nd paragraph on page 8, 6th paragraph on page 21 and 5th paragraph on page 46, to state that:

“Our officer and director has committed to advancing funds (up to $15,000) for the next twelve months to cover expenses to maintain the reporting status current with the SEC. Mr. Tome is willing to lend the full amount of these funds to the Company as the expenses are incurred, if necessary or if no other proceeds are obtained by the Company, regardless of the amount raised through this offering. However, there is no contract in place or written agreement with Mr. Tome and the funds expressed in the above president’s verbal commitment, would be in the form of a non-secured loan and would have no interest and no fixed repayment date.”

Risk Factors, page 10

7.

Include a risk factor highlighting your shell company status and the restrictions imposed upon the transferability of unregistered shares outlined in Rule 144(i).

We have included this as the 2nd risk factor in Risks Related to This Offering:

”Because our Company is a shell company there are restrictions imposed upon the transferability of unregistered shares

LUA is a shell company as defined in Rule 405, because it is a company with nominal operations and it has assets consisting solely of cash and cash equivalents. Accordingly, there will be illiquidity of any future trading market until the company is no longer considered a shell company, as well as restrictions imposed upon the transferability of unregistered shares outlined in Rule 144(i).”

Our auditors have issued a going concern opinion…, page 11

8.

This risk factor implies that the CEO is prepared to lend enough capital to sustain the company’s operational expenses for 12 months, while your disclosure on page 5 suggests that his intention is to lend the company no more than $15,000 dollars, which would roughly suffice to maintain your reporting status for 12 months but not to sustain operations. Please revise to clarify.

We have revised this first risk factor on the bottom of page 13:

“Our auditors have issued a going concern opinion and although our president has agreed to loan money to us, we may not be able to achieve our objectives, since we do not have adequate capital and may have to suspend or cease operations.

Our auditors have issued a going concern opinion. This means that there is doubt that we can continue as an ongoing business for the next twelve months. Despite the fact that our officer is willing to commit to loan or advance capital to us to maintain our reporting status current with the SEC, his resources are limited (up to $15,000). With his assistance, absent any other source of capital, we could manage to finance no more than 12 months of our reporting expenses. Our ability to raise additional financing is unknown. If we do not raise additional capital through private placements of our common stock and/or through debt financing, we believe we will not be able to run our business.”

Since our sole officer and director resides…, page 16

9.

This risk factor is a virtual duplicate of the risk factor with the same subheading on page 14. Please delete.

We have deleted the duplicated risk factor from page 19.

Description of our Services, page 25

10.

Please revise to clarify the nature of your video advertisements, what the estimated costs will be, and how long they will take to produce.

We have stated in the last 2 paragraphs on page 28 that:

“According to our 12 months long Plan of Operation, we expect to dedicate the last 3 months to ‘search for local business for initial advertisement’. At that point, we would have enough equipment, knowledge and possibly real clients to advertise in our TV’s. Our advertisements will consist of a short video and or pictures of the product/service to be presented, along with written information with no sound.

We believe that our cost to produce the video advertisements will be very low, because we could use existing material from the advertising client’s website or simply use pictures and or videos to be provided by the client (nowadays, digital pictures and videos are very accessible) and the Company’s president will be responsible for editing the videos. We estimate that a video to be used for our TV’s can be produced and edited in no more than 7 days.”

We have also amended our plan of operation on page 42 and 43 to include some of the above information.

11.

We note the statement on page 14 that Mr. Tome resides in Brazil. Please clarify how he intends to engage in negotiations with local businesses and in general run the business prior to appointing an American president.

We have amended the 4th and 5th paragraph on Page 9 and included the first 2 paragraphs on page 29 to state that:

“Because our solo officer and director resides in Brazil, the negotiations will mainly be dealt via telephone and internet. If finances allow, our president intends to deal with the nightclub owners and possible clients in person and/or hire sub-contracted sales personnel (see our plan of operation on page 41 for more details).

After we can successfully implement our Plan of Operations and generate enough funds, we intend to hire an American president to run our day-to-day operations in the USA, but Mr. Tome will remain as the company’s CEO.”

12.

Please disclose in what town or city the company intends to commence business. If it is not a major metropolitan area, please discuss the demographics of the area, such as population, average age of residents, average income, in comparison to national averages. To the extent possible, disclose the number of nightclubs in town.

We have amended the 3rd paragraph on Page 9 and the 3rd paragraph on page 29 to state that:

“We plan on operating our business in the USA, our target city to start our Business is Miami, FL. We have selected this city based only on the president’s personal choice and it had not been based any data. At this time, we have no information on demographics of the area, such as population, average age of residents, average income or the number of nightclubs in town.”

13.

We note that you intend to sign contracts with club owners. Explain whether you expect to share advertising revenues with club owners or otherwise compensate them for the placement of TVs in their space.

We have included the 4th paragraph on page 28:

“We intend to negotiate contracts with club owners offering them, in return for the TV’s placement, some air time to advertise their own club’s logo, drinks specials, website, etc. We do not intend to share advertising revenue from other clients.”

Regulatory Matters, page 27

14.

Discuss whether you will face any advertising restrictions in advertising cigarettes.

We have included the 7th paragraph on page 30:

“We are unaware of the restrictions in advertising that may arise, such as in the cigarettes industry, for example. We may face some restrictions that we may not be able to comply upon and this can diminish our clientele base.

 The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information required by the Securities Act of 1933 and all applicable Securities Act rules.

The Company acknowledges that any Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; that any action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

Sincerely yours,

s/Vagner Gomes Tome

Vagner Gomes Tome

President

Line Up Advertisement, Inc.